Filed by The GEO Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Commission File No.: 001-14260
Subject Company: Cornell Companies, Inc.
Commission File No.: 001-14472

CR-10-26

THE GEO GROUP, INC. ANNOUNCES PRELIMINARY
RESULTS OF MERGER CONSIDERATION ELECTIONS
BY CORNELL COMPANIES, INC. STOCKHOLDERS

Boca Raton, Florida — August 12, 2010 — The GEO Group, Inc. (NYSE: GEO) (“GEO”) announced today the preliminary results of the elections made by stockholders of Cornell Companies, Inc. (NYSE: CRN) (“Cornell”) as to the form of merger consideration they wish to receive in connection with the acquisition of Cornell by GEO. GEO anticipates closing the acquisition later today, assuming that Cornell stockholders approve the transaction at a special meeting scheduled for today at 10:00 a.m., Central time, and GEO shareholders approve the issuance of shares of GEO common stock issuable as merger consideration at a special meeting scheduled for today at 10:00 a.m., Eastern time.

Based on available information, as of the election deadline of 5:00 p.m., New York time, on August 11, 2010, there were 15,155,527 shares of Cornell common stock outstanding, excluding 358,763 treasury shares. The preliminary results of elections made by Cornell stockholders are as follows:

•	8,247,444 shares of Cornell common stock (approximately 54.5% of the outstanding shares of Cornell common stock) elected to receive GEO common stock. The stock elections with respect to 47,885 of the foregoing shares of common stock were made pursuant to the notice of guaranteed delivery procedure described below.

•	3,265,258 shares of Cornell common stock (approximately 21.5% of the outstanding shares of Cornell common stock) elected to receive cash. The cash elections with respect to 256,860 of the foregoing shares of common stock were made pursuant to the notice of guaranteed delivery procedure described below.

•	3,642,825 shares of Cornell common stock (approximately 24.0% of the outstanding shares of Cornell common stock) failed to make a valid election.

The notice of guaranteed delivery procedure requires the delivery of Cornell stock certificates representing such shares (or a confirmation evidencing the book entry transfer of such shares) to the exchange agent, BNY Mellon Shareowner Services, by 5:00 p.m., Eastern time, on August 16, 2010. If the exchange agent does not receive the required certificates or confirmation by this guaranteed delivery deadline, the Cornell shares subject to such election will be treated as shares for which a valid election was not made.

Under the terms of the merger agreement, Cornell stockholders had the option to elect to receive: (i) 1.3 shares of common stock of GEO, par value $.01 per share, for each share of Cornell common stock; or (ii) the right to receive cash consideration equal to the greater of (x) the fair market value of one share of GEO common stock plus $6.00 or (y) the fair market value of 1.3 shares of GEO common stock. Assuming the merger closes today, the fair market value of GEO common stock for determining the cash consideration to be received in the merger for each share of Cornell common stock would be $21.58, which was calculated based upon the average closing price of GEO common stock on the ten trading days between July 15, 2010 and July 28, 2010. Therefore, the cash consideration would be $28.054 for each share of Cornell common stock.

In order to preserve the tax-deferred treatment of the transaction, no more than 20% of the outstanding shares of Cornell common stock may be exchanged for the cash consideration. If cash elections are made with respect to more than 20% of Cornell’s shares, the excess is treated as a stock election and will be exchanged for shares of GEO common stock.

Based on the preliminary information above, Cornell stockholders who made valid elections to receive stock consideration will receive, for each share subject to such election, 1.3 shares of GEO common stock. Cornell stockholders who made valid elections to receive cash consideration will receive, for each share subject to such election, cash consideration for approximately 98.5% of their shares and stock consideration for the remaining 1.5% of their shares. Cornell stockholders who failed to make a valid election will receive the stock consideration for each share subject to such non-election.

GEO expects to announce the final results of the merger consideration elections on or about August 17, 2010.

Important Additional Information About the Transaction
This press release may be deemed to be solicitation material in respect of the proposed merger between GEO and Cornell. The proposed transaction will be submitted to the respective stockholders of GEO and Cornell for their consideration. In connection with the proposed transaction, GEO has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended, that includes a definitive joint proxy statement of GEO and Cornell and that also constitutes a prospectus of GEO. The respective stockholders of the companies are urged to read the definitive Joint Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the definitive Joint Proxy Statement/Prospectus, as well as other filings containing information about the companies at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive Joint Proxy Statement/Prospectus and the SEC filings that are incorporated by reference in the Joint Proxy Statement/Prospectus can be obtained, free of charge, by directing a request to Pablo E. Paez, Director, Corporate Relations, (561) 999-7306, ppaez@geogroup.com, One Park Place, Suite 700, 621 Northwest 53rd Street, Boca Raton, Florida 33487.

Participants in the Solicitation
GEO, Cornell and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding GEO’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended January 3, 2010, which was filed with the SEC on February 22, 2010, and its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on March 24, 2010, and information regarding Cornell’s directors and executive officers is available in Cornell’s Annual Report on Form 10-K, for the year ended December 31, 2009, which was filed with the SEC on February 26, 2010 and its Form 10-K/A, which was filed with the SEC on April 30, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notwithstanding that such statements are not specifically identified. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “continue,” “remain,” “should,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks, uncertainties and assumptions which are difficult to predict. Such risks and uncertainties, include, but are not limited to: failure to satisfy any of the conditions to the proposed merger transaction, adverse effects on the market price of our common stock and on our operating results because of a failure to complete the proposed merger transaction, failure to realize the expected benefits of the proposed merger transaction, negative effects of announcement or consummation of the proposed merger transaction on the market price of our common stock, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the combined companies following the proposed merger transaction; unanticipated expenses such as litigation or legal settlement expenses, and tax law changes. Actual results could differ materially. GEO and Cornell caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements.

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